Exhibit 99.1

Crescent Point Announces Q4 and Year-End 2021 Results Conference Call

CALGARY, AB, Feb. 24, 2022 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) (NYSE: CPG) plans to report its fourth quarter and year-end 2021 financial and operating results and reserves via press release prior to the opening of markets on Thursday, March 3, 2022. Crescent Point's management will hold a conference call at 10:00 a.m. MT (12:00 p.m. ET) the same day to discuss the Company's results and outlook.

Participants can listen to this event online via webcast. Alternatively, the conference call can be accessed by dialing 1-888-390-0605.

The webcast will be archived for replay and can be accessed on Crescent Point's conference calls and webcasts webpage under the invest tab. The replay will be available approximately one hour following the completion of the call.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or
Sarfraz Somani, Manager, Investor Relations
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

View original content:https://www.prnewswire.com/news-releases/crescent-point-announces-q4-and-year-end-2021-results-conference-call-301489120.html

SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/February2022/24/c3638.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 12:00e 24-FEB-22